UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-38631

CHEER HOLDING, INC.

19F, Block B, Xinhua Technology Building,

No. 8 Tuofangying South Road,

Jiuxianqiao, Chaoyang District, Beijing, China 100016

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Pricing of $15 Million Registered Direct Offering

On November 5, 2025, Cheer Holding, Inc. (the “Company”) priced a registered direct offering for the sale of its securities as described below for aggregate gross proceeds to the Company of approximately $15 million, before deducting placement agent fees and other estimated expenses payable by the Company, including the pre-paid exercise price of the pre-funded warrants offered. The offering was comprised of 187,500,000 Class A ordinary shares of the Company, par value $0.001 per share (the “Class A Share”), or in lieu thereof, a pre-funded warrant (each a “Pre-Funded Warrant”), at a purchase price of $0.08 per Class A Share.

Subject to limited exceptions, a holder of Pre-Funded Warrants will not have the right to exercise any portion of its Pre-Funded Warrants if the holder, together with its affiliates, would beneficially own in excess of 4.99% (or, at the election of the holder, such limit may be increased to up to 9.99%) of the number of Class A Shares outstanding immediately after giving effect to such exercise. Each Pre-Funded Warrant will be exercisable for one Class A Share. The purchase price of each Pre-Funded Warrant was equal to the offering price per Unit of $0.08 minus $0.001, and the exercise price of each Pre-Funded Warrant is equal $0.001 per share. The Pre-Funded Warrants will be immediately exercisable (subject to the beneficial ownership limitation) and may be exercised at any time until all of the Pre-Funded Warrants are exercised in full. For each Pre-Funded Warrant we sold (without regard to any limitation on exercise set forth therein), the number of Class A Shares offered was decreased on a one-for-one basis.

The securities in the offering are being offered pursuant to a securities purchase agreement with certain investors (the “Securities Purchase Agreement”) and the Company’s shelf registration statement on Form F-3 (File No. 333-279221), as amended, which was initially filed with the Securities and Exchange Commission (the “SEC”) on May 8, 2024 and declared effective by the SEC on September 12, 2024. A prospectus supplement relating to the offering has been filed with the SEC dated November 5, 2025.

On November 5, 2025, the Company entered into a placement agency agreement (the “Placement Agency Agreement”) with Univest Securities, LLC (the “Placement Agent”), pursuant to which the Placement Agent acted as sole placement agent for the offering and would receive at the closing of the offering a cash fee equal to 8.0% of the gross proceeds in the offering and reimbursement for out-of-pocket fees, costs and expenses in the amount of up to $120,000.

Pursuant to the Securities Purchase Agreement and the Placement Agency Agreement, the Company’s directors, executive officers, and certain beneficial owners of 5% or more of our outstanding Class A Shares entered into lock-up agreements with the Placement Agent. Under these agreements, these parties have agreed, subject to specified exceptions, not to offer, sell, contract to sell, hypothecate, pledge or otherwise dispose of any Class A Shares or securities convertible into, or exchangeable or exercisable for, our Class A Shares for 90 days from the closing date of the offering without the prior consent of the Placement Agent.

The offering will close on November 6, 2025. The Company intends to use the net proceeds from the offering for general working capital purposes and other general corporate purposes, including sales and marketing expenses for user acquisition.

Copies of (i) form of the Pre-Funded Warrants, (ii) form of the Securities Purchase Agreement, (iii) the Placement Agency Agreement, and (iv) form of Lock-Up Agreement are attached hereto as Exhibits 4.1, 10.1, 10.2, and 10.3 respectively, and are incorporated by reference herein. The foregoing summaries of the terms of each agreement mentioned above are subject to, and qualified in their entirety by, such documents.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

The following information contained in this Form 6-K Report is “furnished”.

On November 5, 2025, Cheer Holding, Inc. issued a press release announcing the a $15 million registered direct offering. A copy of the press release is furnished as Exhibit 99.1 to this report on Form 6-K.

The information contained in this report regarding “Cheer Holding, Inc. Announces $15 Million Registered Direct Offering” press release and the exhibit 99.1 attached hereto shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and shall not be deemed incorporated by reference into any filings made by Cheer Holding, Inc. under the Securities Act of 1933, as amended, or the Exchange Act, except as may be expressly set forth by specific reference in such filing.

Exhibit Index

Exhibit No.	Exhibit Description
4.1	Form of Pre-Funded Warrant
5.1	Opinion of Maples and Calder (Cayman) LLP
5.2	Opinion of Lewis Brisbois Bisgaard & Smith LLP
10.1	Form of Securities Purchase Agreement
10.2	Form of Placement Agency Agreement
10.3	Form of Lock-Up Agreement
23.1	Consent of Maples and Calder (Cayman) LLP (included in Exhibit 5.1)
23.2	Consent of Lewis Brisbois Bisgaard & Smith LLP (included in Exhibit 5.2)
99.1	Press Release - Cheer Holding, Inc. Announces $15 Million Registered Direct Offering

Incorporation By Reference

This report on Form 6-K and Exhibits 4.1, 5.1, 5.2, 10.1, 10.2 and 10.3 attached hereto shall be deemed to be incorporated by reference in the registration statements of on Form S-8 (File No. 333-282386) and on Form F-3 (File No. 333-279221), each as filed with the Securities and Exchange Commission, to the extent not superseded by documents or reports subsequently filed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cheer Holding, Inc.

By:	/s/ Bing Zhang
Name:	Bing Zhang
Title:	Chief Executive Officer

Dated: November 6, 2025

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